Exhibit 77D- Policies with respect to security investments - For period Ended 5-31-2016

A.	 Effective February 29, 2016, the principle investment
strategy for PNC International Equity Fund which read as follows:

"The Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more. The Fund will limit investments in securities of issuers in countries with developing markets (European, Asian and Australian countries not represented in the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index")) or economies to no more than 25% of the Fund's total assets, and will not invest more than 10% of its total assets in any single such country. More than 25% of the Fund's assets may be invested in the equity securities of issuers located in the same country."

was deleted in its entirety and replaced with the following:

"The Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more. The Fund does not expect to make additional investments in developing or emerging markets (the countries within the Americas, Europe, the Middle East, Africa, Asia and Australasia not represented by the MSCI World Index as developed markets) if it would cause the Fund to have a greater than 10% overweight to developing or emerging markets as compared to the exposure of the MSCI ACWI ex USA Index to such countries. More than 25% of the Fund's assets may be invested in the equity securities of issuers located in the same country."